UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                                  INCARA, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    45325S-10-1
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                                 (CUSIP Number)
Mitchell D. Kaye, Manager                           with a copy to:
Brown Simpson Asset Management, LLC                 Steven E. Siesser, Esq.
152 West 57 Street                                  Lowenstein Sandler PC
21st Floor                                          65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2500
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Brown Simpson Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)       Not
         (b)       Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   Not Applicable
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6.  Citizenship or Place of Organization:   New York, United States
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    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                30,601,644*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):       Not Applicable
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13. Percent of Class Represented by Amount in Row (11):  64.6%*
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14. Type of Reporting Person (See Instructions): IA
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*    The reporting person is Brown  Simpson Asset  Management,  LLC,  a New York
limited liability company ("BSAM"), which is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Goodnow is the holder of 30,601,644 shares of common stock, par value $0.001 per share (the "Common Stock"), of Incara, Inc., a Delaware corporation (the "Company"). Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, BSAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow. Thus, as of November 20, 2003, for the purposes of Reg. Section 240.13d-3, BSAM may be deemed to beneficially own 30,601,644 shares of Common Stock, or 64.6% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Incara, Inc., a Delaware corporation (the "Company"). The Company has principal executive offices located at 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina 27709-4287.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Brown Simpson Asset Management, LLC, a New York limited liability company ("BSAM"). The business address of BSAM is 152 West 57th Street, 21st Floor, New York, New York 10019.

          BSAM is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, BSAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow.

          Mitchell D. Kaye, whose business address is c/o Brown Simpson Asset Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the Manager of BSAM.

          BSAM has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kaye has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaye is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On July 28, 2003, the Company issued a certain Convertible Secured Promissory Note (the "Note") to Goodnow in the aggregate principal amount of $3,000,000 in connection with certain bridge financing provided to the Company by Goodnow. Pursuant to the terms of the Note, upon consummation of the merger (the "Merger") of Incara Pharmaceuticals Corporation, which, prior to the Merger, was the sole stockholder of the Company (the "Former Parent"), with and into the Company, the outstanding principal amount of the Note, together with all accrued but unpaid interest, automatically converted into Common Stock at a conversion price of $0.10 per share. The Merger was consummated on November 20, 2003, and, as a result, the Note was automatically converted into 30,601,444 shares of Common Stock of the Company.

          Pursuant to a Debenture and Warrant Agreement, dated as of September 16, 2003, among the Former Parent, the Company and Goodnow (the "Debenture and Warrant Purchase Agreement"), Goodnow agreed to advance, subject to the satisfaction of certain conditions set forth therein (including, without limitation, the consummation of the Merger), up to an additional $5,000,000 to the Company in accordance with the terms of a budget approved by Goodnow. In consideration for Goodnow entering into the Debenture and Warrant Purchase Agreement and agreeing to provide up to an additional $5,000,000 in financing to the Company on the terms and subject to the conditions contained therein, (i) the Guaranty, dated as of July 28, 2003 (as amended, the "Guaranty"), made by the Former Parent in favor of Goodnow was amended to permit Goodnow, at its election, to convert any cash payments made in satisfaction of the Former Parent's obligations thereunder into common stock of the Former Parent (the "Former Parent Common Stock") at a price of $0.10 per share, (ii) the Company issued Goodnow a warrant (the "Company Warrant"), subject to certain exercise restrictions contained therein, to purchase up to an aggregate of 50,000,000 shares of Common Stock (the "Company Warrant Shares") at an exercise price of $0.10 per share (the "Company Warrant Exercise Price"), which Company Warrant expired upon consummation of the Merger and the number of shares issuable thereunder would be reduced, share for share, by the number of shares of Parent Common Stock actually issued under the Former Parent Warrant (as defined below) and the number of shares of Common Stock actually issued under the Debenture (as defined below), (iii) the Former Parent issued Goodnow a warrant (the "Former Parent Warrant" and together with the Company Warrant, the "Warrants"), subject to certain exercise restrictions contained therein, to purchase up to an aggregate of 50,000,000 shares of Former Parent Common Stock (the "Former Parent Warrant Shares") at an exercise price of $0.10 per share (the "Former Parent Warrant Exercise Price"), which Former Parent Warrant expired upon consummation of the Merger, and (iv) the Company issued, upon closing of the transactions contemplated by the Debenture and Warrant Purchase Agreement, a Secured Convertible Debenture (the "Debenture" and together with the Debenture and Warrant Purchase Agreement, the Guaranty and the Warrants, the "Financing Transaction Documents") in the aggregate principal amount of $5,000,000, which Debenture is convertible into shares of Common Stock at a conversion price of $0.10 per share and the number of shares issuable upon conversion thereof will be reduced, share for share, by the number of shares of Common Stock or Former Parent Common Stock that are actually issued upon exercise of the Warrants following the issuance of the Debenture. No shares of Common Stock or Former Parent Common Stock were issued under the Warrants.

          Prior to the Merger, Goodnow had been the holder of 200 shares (the "Initial Shares") of Former Parent Common Stock. The Debenture provides that in no event shall the Debenture be convertible, to the extent that the issuance of any shares of common stock issuable upon conversion or exercise thereof, after taking into account the Initial Shares and any other shares then outstanding, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Goodnow and their affiliates of more than 74.99% of the common stock of either the Former Parent or the Company (the "Issuance Limitation"). The Issuance Limitation may not be waived by Goodnow.

          The Guaranty expired upon the conversion of the Note in connection with the Merger consummated on November 20, 2003. In addition, each of the Warrants expired by its terms upon consummation of the Merger.

          All funds to be advanced by Goodnow under the Debenture will come directly from the assets of Goodnow. There have been no advances under the Debenture as of the date hereof. All funds paid by Goodnow for the Note came from the assets of Goodnow.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for the purpose of having the ability to direct the strategic course of the Company. The person filing this statement has no present intention to direct the day-to-day management and affairs of the Company. However, through the covenants in the Financing Transaction Documents, and its ability to elect a majority of the board of directors by virtue of its stock ownership, the filing person has the ability, but not the present intention, to direct the day-to-day management and affairs of the Company.

          Pursuant to the terms of the Debenture and Warrant Purchase Agreement, Goodnow has agreed, subject to the satisfaction of certain conditions, to provide up to an additional $5,000,000 in financing to the Company in consideration for, among other things, the issuance of the Warrants and the Debenture and the shares of Common Stock and/or Former Parent Common Stock issuable upon exercise or conversion thereof. As set forth in the Debenture and Warrant Purchase Agreement, the Merger was one of the conditions precedent to Goodnow's obligation to provide the additional $5,000,000 in financing and, simultaneously with the execution and delivery of the Debenture and Warrant Purchase Agreement, the Former Parent and the Company entered into an Agreement and Plan of Merger and Reorganization. As noted above, the Merger was consummated on November 20, 2003. The following events took place as part of the
Merger:

          o each share of Former Parent Common Stock outstanding immediately prior to the Merger was exchanged for the right to receive one share of Common Stock of the Company;

          o each share of the Former Parent's Series B Preferred Stock outstanding immediately prior to the Merger was exchanged for the right to receive one share of Series B Preferred Stock of the Company, with the same rights and privileges as the Former Parent's Series B Preferred Stock; and,

          o each share of the Former Parent's Series C Preferred Stock outstanding immediately prior to the Merger was converted into the right to receive 154.08320493 shares of Common Stock of the Company.

          Pursuant to the Debenture and Warrant Purchase Agreement, Goodnow has the right to designate one director to the board of directors of the Company provided Goodnow owns at least 10% and less than 20% of the outstanding Common Stock, on an as-converted, fully diluted basis. The number of directors Goodnow may designate increases to two if Goodnow owns more than 20% of the outstanding Common Stock on an as-converted, fully-diluted basis. After consummation of the Merger, and including the directors designated by Goodnow, the board of directors of the Company, the surviving entity, consists of seven (7) directors.

          Other than as set forth above in this Item 4, BSAM has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

          Other than as set forth herein, BSAM has not effected any transactions in the Company's Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, during the sixty days prior to November 20, 2003.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company on November 20, 2003, there were 47,340,602 shares of Common Stock issued and outstanding. As of November 20, 2003, Goodnow owned 30,601,644 shares of Common Stock. BSAM is the sole manager of Goodnow. Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, BSAM possesses the sole power to vote and direct the disposition of all securities held by Goodnow. Thus, as of November 20, 2003, for the purposes of Reg. Section 240.13d-3 of the Securities Exchange Act of 1934, as amended, BSAM may be deemed to beneficially own 30,601,644 shares of Common Stock, or 64.6% of the shares of Common Stock deemed issued and outstanding as of that date.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

        In connection with the financing transactions described herein, (i) the Former Parent, the Company and Goodnow entered into a Registration Rights Agreement, dated September 16, 2003, requiring the Former Parent and the Company to register for resale the shares of common stock issuable upon conversion and/or exercise, as the case may be, of the Note, the Guaranty, the Warrants and the Debenture, by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and performing certain obligations related to such registration, and (ii) the Former Parent, Goodnow and certain stockholders of the Former Parent entered into a Voting Agreement pursuant to which, among other things, such stockholders agreed to grant an irrevocable proxy to Goodnow to vote such stockholder's shares of Former Parent Common Stock in favor of the Merger.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between BSAM and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Secured Convertible Promissory Note, dated July 28, 2003, in the aggregate principal amount of $3,000,000 issued by Incara, Inc. to Goodnow

Capital, L.L.C. as successor-by-merger to Goodnow Capital, Inc., incorporated by reference to Exhibit 10.97 to the Quarterly Report of Incara Pharmaceuticals Corporation on Form 10-Q for the fiscal quarter ended June 30, 2003.

          2. Security Agreement, dated as of July 28, 2003, between Incara Pharmaceuticals Corporation and Goodnow Capital, L.L.C. as successor-by-merger to Goodnow Capital, Inc., incorporated by reference to Exhibit 10.99 to the Quarterly Report of Incara Pharmaceuticals Corporation on Form 10-Q for the fiscal quarter ended June 30, 2003.

          3. Subscription Agreement, dated as of August 28, 2003, by and between Incara Pharmaceuticals Corporation and Goodnow Capital, L.L.C., incorporated by reference to Exhibit 3 to the Schedule 13-D with respect to Incara Pharmaceuticals Corporation filed by the reporting person on September 26, 2003.

          4. Guaranty, dated as of July 28, 2003 and as amended on September 16, 2003, made by Incara Pharmaceuticals Corporation in favor of Goodnow Capital, L.L.C. as successor-by-merger to Goodnow Capital, Inc., incorporated by reference to Exhibit 10.98 to the Quarterly Report of Incara Pharmaceuticals Corporation on Form 10-Q for the fiscal quarter ended June 30, 2003.

          5. Debenture and Warrant Purchase Agreement, dated as of September 16, 2003, among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C., incorporated by reference to Exhibit 10.100 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          6. Warrant, dated September 16, 2003, issued by Incara Pharmaceuticals Corporation in favor of Goodnow Capital, L.L.C., incorporated by reference to
Exhibit 4.7 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          7. Warrant, dated September 16, 2003, issued by Incara, Inc. in favor of Goodnow Capital, L.L.C., incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          8. Form of Secured Convertible Debenture to be issued pursuant to the Debenture and Warrant Purchase Agreement, incorporated by reference to Exhibit 8 to the Schedule 13-D with respect to Incara Pharmaceuticals Corporation filed by the reporting person on September 26, 2003.

          9. Agreement and Plan of Merger and Reorganization, dated as of September 16, 2003, by and between Incara Pharmaceuticals Corporation and Incara, Inc., incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          10. Registration Rights Agreement, dated as of September 16, 2003, among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C., incorporated by reference to Exhibit 10.101 to the Registration Statement on Form S-4 filed by Incara, Inc. with the Securities and Exchange Commission on September 19, 2003.

          11. Voting Agreement, dated as of September 16, 2003, among Incara Pharmaceuticals Corporation, Goodnow Capital, L.L.C. and certain stockholders of Incara Pharmaceuticals Corporation, incorporated by reference to Exhibit 11 to the Schedule 13-D with respect to Incara Pharmaceuticals Corporation filed by the reporting person on September 26, 2003.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            December 1, 2003

                                            BROWN SIMPSON ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).